

Mail Stop 7010

March 19, 2009

via U.S. mail and facsimile

Robert I. Toll, CEO
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

>   **RE: Toll Brothers, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2008**
>   **Filed December 19, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
>   **File No. 1-9186**

Dear Mr. Toll:

        We have reviewed your response letter dated February 20, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 29

Inventory, page 29

1. We note that you have not provided a response to comment 4 in our letter dated February 6, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

We note that inventory is your largest asset at 62.7% of total assets as of October 31, 2008. We further note that you have recognized a significant amount of impairment costs for your inventory during fiscal years 2008, 2007 and 2006. In our letter dated July 18, 2007, we urged you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets by disclosing, at a minimum (a) the material assumptions made in your fair value method(s) and a sensitivity analysis of each of the material assumptions (e.g., the weighted average future sales pace and future sales price by geographic segment and the changes from your historical weighted average sales pace and sales price by geographic segment); (b) the carrying value of communities for which the estimated future undiscounted cash flows were not materially different from the carrying values by reportable segment, at a minimum; and (c) the discount rate or rate range used in your estimates of discounted cash flows. We note that you have continued to not include these disclosures in your discussion and analysis of the critical estimates used to estimate the impairment charges recognized for your current communities and land held for future communities or future sections of current communities. We remind you that Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." We further caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your inventory, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We continue to request you provide the information noted above in future filings. Further, please also revise your disclosures in future filings to address each of the following:

- The number of communities you were operating in that you evaluated for impairment, the number of communities for which you recorded an inventory impairment, and the carrying value of those communities with impairments as of the end of the fiscal year. Please provide this information at a consolidated level and reportable segment level.
- The time period in which your discounted cash flow model projections begin to assume an improvement in market conditions.

- Information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
  Please provide us with the disclosure you intend to include in future filings.

2. We note that you have not provided a response to comment 5 in our letter dated February 6, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

   In future filings, please include disclosure regarding your assessment of your investments in and advances to unconsolidated entities for impairment. We note that you recognized impairment charges of $200.7 million and $59.2 million during fiscal years 2008 and 2007, respectively, for your investments in and advances to unconsolidated entities. As such, you should provide disclosures to explain to investors the methods and material assumptions made to estimate the impairment charges along with the sensitivity of those assumptions. In addition, you should also explain to investors the circumstances that changed between fiscal years 2007 and fiscal year 2008 that resulted in the significant additional impairment charge during fiscal year 2008. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

3. Investments in and Advances to Unconsolidated Entities, page F-14

3. We note that you have not provided a response to comment 9 in our letter dated February 6, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

   Please revise your disclosures in future filings to address each of the following:
   - Disclose the amount accrued related to your land joint venture guarantees.
   - For the two land joint ventures that the joint ventures' lenders have filed suit, please disclose (a) the amount accrued in accordance with paragraph 8 of SFAS 5; and (b) the amount or range of reasonably possible loss in excess of accrual or state that such amount or range cannot be reasonably estimated and why. We assume that the amount or range of reasonably possible loss in excess of accrual is material to your results of operations and cash flows, as you disclose that the loss contingency for these two lawsuits is immaterial to your financial condition only. Refer to paragraphs 9 and 10 of SFAS 5.
   Please provide us with the disclosure you intend to include in future filings.

Form 10-Q for the Fiscal Quarter Ended January 31, 2009

12. Legal Proceedings, page 16

4. We note your statement in response to comments 13-15 in our letter dated February 6,
2009, that you "do not establish a range of potential liability." In all of these
comments, we requested that you disclose the amount or range of reasonably possible
loss in excess of accrual in accordance with paragraph 10 of SFAS 5. If you are
unable to disclose the amount or range of reasonably possible loss, please disclose the
reasons why you are unable to provide this information at this time. Please note that
a statement the loss contingency is not expected to be material does not satisfy the
requirements of paragraph 10 of SFAS 5 if there is at least a reasonable possibility
that a loss exceeding amounts already recognized may have been incurred and the
amount of that additional loss would be material to a decision to buy or sell your
securities. Please revise your disclosures in future filings accordingly.

13. Commitments and Contingencies, page 17

5. We note the disclosures you included in the first quarter of fiscal year 2009 Form 10-
Q in response to comment 11 in our letter dated February 6, 2009. Please further
revise your disclosure to provide the following additional information:
   • Please provide the numerical information for each period presented and not just
     the most recent period.
   • Please disclose the number of land parcels under option and purchase agreements
     you do not expect to acquire/exercise and the value of the non-recoverable
     deposits and costs written off for these land parcels under option and purchase
     agreements. Please also disclose this information by reportable segment.
   • Please disclose the following by reportable segment for the land parcels under
     option and purchase agreements you expect to acquire/exercise:
     o The number of land parcels under option and purchase agreements;
     o The aggregate purchase price;
     o The value of the deposits made and any other costs that are capitalized; and
     o The value of those deposits and costs that is non-refundable.

6. We note that you did not include the disclosures regarding deposits in the form of a
standby letter of credit provided in your response letter in your Form 10-Q. Please
confirm to us that you did not have any deposits in the form of a standby letter of
credit for each period presented. Otherwise, it would appear such disclosure should
be provided in future filings.

7. We note your disclosure, "[o]f the $66.3 million the Company had paid or accrued on these option and purchase agreements, $62.1 million was non-refundable at January 31, 2009. It is unclear how the $66.3 million referred to as paid or accrued relates to the rest of the amounts disclosed. In this regard, we note that you have paid or deposited $47.8 million for the $599.5 million of land option and purchase agreements. We further note that you are entitled to receive a credit of $30.8 million from your investments in unconsolidated entities, if you exercise the related land option and purchase agreements. Finally, we note that you have accrued $98.2 million of the remaining $520.0 million obligation for your land option and purchase agreements. Please provide us with the disclosure you intend to include in future filings to clarify this disclosure.

14. Business Segments, page 18

8. We note the disclosures you have provided on page 19 in response to comment 16 in or letter dated February 6, 2009. Please confirm to us that you intend to present this information at the segment level in future filings. Please also revise the disclosure to present the carrying value of each component of inventory by segment and investments in unconsolidated entities by segment as of each balance sheet presented.

Critical Accounting Policies, page 28

Income Taxes – Valuation Allowance, page 30

9. We note the disclosures you included in the first quarter of fiscal year 2009 Form 10-Q. Specifically, we note your statement that you are primarily relying on taxable income in the carryback period and future projected income. We further note your statement, "[d]ue to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in our historical analyses." Section 501.14 of the Financial Reporting Codification provides the following guidance, "[s]ince critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As such, please revise your disclosure in future filings to provide quantitative information regarding the sensitivity of your estimates of the taxable income available for use in the carryback period and future taxable income. In this regard, please also disclose the amount of future taxable income you are estimating you will be able to generate to utilize the remaining deferred tax assets. Please also disclose the amount of prior taxable income available to offset net operating losses as of the most recent balance

sheet date. Finally, please disclose the sensitivity of the realizability of your deferred tax assets on your current assumptions by disclosing the impact to your valuation allowance using other reasonably likely inputs that could have been assumed at the balance sheet date.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief